Exhibit 1

Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2019 Results

Highlights

▪	Navigator Holdings Ltd. (the “Company”) (NYSE: NVGS) reported operating revenue of $76.1 million for the three months ended December 31, 2019, compared to $78.2 million for the three months ended December 31, 2018. Operating revenue for the year ended December 31, 2019, amounted to $301.4 million, compared to $310.0 for the year ended December 31, 2018.
▪	A net loss of $2.8 million (or a loss per share of $0.05) for the three months ended December 31, 2019 compared to a net loss of $3.9 million (or a loss per share of $0.07) for the three months ended December 31, 2018. This resulted in a net loss for the year ended December 31, 2019 of $16.7 million (or a loss per share of $0.30) compared to a net loss of $5.7 million (or a loss per share of $0.10) for the year ended December 31, 2018.
▪	Adjusted EBITDA(1) was $107.7 million for the year ended December 31, 2019, compared to $117.6 million for the year ended December 31, 2018.
▪	Fleet utilization improved to 92.7% for the three months ended December 31, 2019, resulting in utilization of 86.8% for the year ended December 31, 2019. Utilization was 86.3% and 89.0% for the three months ended and year ended December 31, 2018 respectively.
▪	On October 28, 2019, the Company entered into a sale and leaseback transaction to refinance Navigator Aurora. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and a seller’s credit representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured term loan facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with Company break clauses at years 5, 7 and 10.
▪	In December 2019, the Company’s vessel, Navigator Europa, commenced loading the first ethylene cargo at our 50/50 joint venture owned ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) and sailed for China on January 8, 2020.
▪	In March 2020, the Company collaborated with Pacific Gas Pte. Ltd and Greater Bay Gas Co Ltd to form and manage a pool of fourteen vessels (“Luna Pool”) focusing on the transportation of petrochemical gases with specific focus on ethylene and ethane to meet the growing demands of our customers. It is expected the Luna Pool will become operational in the second quarter of 2020.

The Company’s financial information for the year ended December 31, 2019 included in this press release is preliminary and unaudited, and is subject to change in connection with the completion of the audit currently underway by the Company’s independent registered public accounting firm or as a result of other developments that may arise between now and the disclosure of the final results.

Recent Developments – COVID19

The recent outbreak of COVID-19 novel coronavirus (“COVID-19”) has negatively affected economic conditions in many areas around the world, and may restrict the seaborne transportation of products, including LPG and petrochemical products, which could impact our operations and the operations of our customers and suppliers. The impact of COVID-19 on global economic conditions and the operations of businesses throughout the world is evolving rapidly and its ultimate severity and future effects are uncertain. Any restriction on the ability to transport LPG and petrochemicals to countries or continents could adversely affect our business, financial condition and operating results. At this time, the health and safety of the Company’s employees and crew is paramount as we continue our vital role in the supply of liquefied gases worldwide while meeting the needs of our customers, suppliers and other partners.

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Commercial Effects of COVID-19

The Company transports petrochemicals globally, including to China, which are used principally as a raw material for the manufacturing industries. Our vessels sail throughout the world and the Company is not overly dependent on any one country or continent for its business. The Company’s vessels are versatile and are capable of transporting any of three product types: petrochemicals, LPG and ammonia. However, the global nature of the COVID-19 pandemic has reduced manufacturing capacity and the demand for the consumption of the finished products.

The Company has not experienced any significant decrease in charter rates thus far as a result of the COVID-19 pandemic, but its vessel utilization has reduced from 96.3% achieved in December 2019, 97.3% in January 2020, to mid 80% levels seen in mid-2019. The COVID-19 pandemic has increased uncertainty in most markets and caused unprecedented price volatility of the underlying commodities we transport. In addition, our customers are being more cautious with inventory management and consumption. These factors are having a knock-on effect on the frequency and number of cargo quotes, and thus impacting the utilization of the Company’s vessels. The more cautious approach taken by many of our customers is currently persisting, as customers try to gauge when the global economy will recover from the COVID-19 pandemic. While certain positive signs are coming from China with respect to workers returning to manufacturing sites and travel-bans being eased, significant uncertainty remains as to the speed of economic recovery in areas affected by the COVID-19 pandemic.

The Company provides seaborne transportation and distribution services to oil majors, chemical companies and energy trading companies. We expect that these established companies will continue to have the ability to pay the Company for our vessels under charter to them, at least over the next 6 – 12 months. In addition, for time charters, charter hire is payable in advance and for voyage charter, hire is payable on discharge of cargo at the discharge ports. We have not thus far received any requests for cancellation of charters or reduction in committed charter rates.

Effects of COVID-19 on Operations

The Company’s management decided on March 18, 2020 to temporarily close all its representative offices and for all employees to work remotely from home for the foreseeable future, in accordance with authoritative advice, including from the government of the United Kingdom. The Company’s operations continue to be fully functional remotely.

The operation of the Company’s vessels also continues without any current major disruptions, with all ports to which the Company’s vessels call operating at relatively similar levels to those prior to the pandemic, albeit with additional procedures being introduced to try to ensure the safety of the crew.

However, COVID-19 has raised a number of operational challenges for seaborne vessels, including our vessels. Due to the geographic lock-downs and flight restrictions in countries around the world and the resulting difficulties in the crew of our vessels signing-on and signing-off duty onboard, the Company and its two third-party technical managers have temporarily suspended all crew changes, until it is safe and feasible to do so. In the meantime, the Company has increased the internet access and capacity on board all its vessels to enable enhanced communications between the crew and their respective families.

Drydocking vessels has also become more difficult, as manufacturers’ service engineers and our technical superintendents are unable to travel to the dockyards, relying instead on local personnel nearby those dockyards that remain operational. As a result, dockyards that remain open have become busier. However, flag states and classification societies have been providing some relief with 2-3 months postponements of mandatory drydockings. The Company had two vessels booked for drydocking earlier in the year in China, but these had to be cancelled and these drydock bookings were made elsewhere. In total the Company is scheduled to drydock ten vessels during 2020. Although there is little cost effect of these changes currently, if additional dockyards are forced to close, or other dockyard disruptions occur, global drydock capacity may become limited, with a resultant increase in costs that may be significant.

 Due to the difficulty in arranging surveyors to carry out Ship Inspection Report Programme (SIRE) and Chemical Distribution Institute (CDI) inspections, the Oil Companies International Marine Forum (OCIMF), as well as our charterers, are currently considering taking a more pragmatic approach when it comes to providing vetting approvals for our vessels. We do not expect, therefore, that in the short to medium term our vessels will become less competitive due to lack of fresh inspections being carried out.

The recent significant reduction in oil prices has resulted in a reduction, by 50% or more, in the cost of vessel bunker fuel over the past three months. The new IMO 2020 compliant heavy fuel oil with a sulphur content of below 0.5% is currently costing approximately $270 per ton, whereas it cost as much as $600 per ton at the beginning of 2020. The differential between this low sulphur fuel oil and the previous heavy fuel oil, still used by those vessels with scrubbers, has decreased to as low as $70 per ton.

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Financial Effects of COVID-19

The financial information contained within this document relates to the three and twelve months ended December 31, 2019, and as such the operating results do not cover any period following the outbreak of COVID-19. The first instance of COVID-19 was reported to the World Health Organization by China on December 31, 2019, and it became more widely known throughout the world approximately a week later. The effects on the commercial activities of the Company are referred to above. However, future revenues, profitability, liquidity, cash flows and financial position may be further affected by COVID-19.

The Company has no debt facilities maturing during 2020 and has only one debt instrument maturing in 2021, a $100.0 million bond with Nordic Trustee AS, as bond trustee, that matures in February 2021. The Company had considered refinancing this bond with a like-for-like bond prior to the virus outbreak, but due to the current disruption in the capital markets, the Company is considering alternatives in the event the effects of COVID-19 last longer than the anticipated timescale of up to six months. Such considerations include seeking an extension to the maturity of the bond, seeking to raise the capital by a sale and leaseback of a number of the Company’s vessels or raising alternative debt from unsecured vessels.

In addition, the Company has a number of financial covenants on all its debt facilities, which principally comprise liquidity maintenance, EBITDA to interest ratios, debt to equity ratios and security value maintenance. The Company was in compliance with all financial covenants on all its debt facilities as at December 31, 2019. The Company currently provides cash collateral as security against unrealized losses on its cross-currency interest rate swap and in the event the Norwegian Kroner weakens further against the U.S. dollar further cash security will need to be placed into a collateral account, thus providing less headroom on our liquidity maintenance covenant. In addition, if commercial operations do not continue as expected or the COVID-19 pandemic lasts longer than anticipated, liquidity maintenance and EBITDA to interest ratios may come under strain with the result that the Company may need to seek relief from the covenants from the banks and bondholders.

The main assets of the Company consist of the 38 vessels it operates, as well as its interest in the 50/50 joint venture related to the Marine Export Terminal (the “Export Terminal Joint Venture”). Although the secondhand shipping market is particularly illiquid in all sectors at this time as a result of COVID-19, the Company does not believe it will affect the value of its vessels once the pandemic abates, as there is an average remaining life of 21.2 years per vessel across the fleet. The Marine Export Terminal is currently contracted to approximately 75% of its nameplate capacity on a take or pay basis and the Company does not foresee any disruption to this operation that would result in an impairment in the value of its investment.

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Fourth Quarter 2019 Financial Results Overview

The following table compares our operating results for the three months ended December 30, 2018 and 2019:

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019	Percentage Change
	(in thousands, except percentages)
Operating revenue	$78,233	$76,072	(2.8%)
Operating expenses:
Brokerage Commissions	1,349	1,179	(12.6%)
Voyage expenses	15,476	12,129	(21.6%)
Vessel operating expenses	27,095	27,733	2.4%
Depreciation and amortization	18,884	19,303	2.2%
General and administrative costs	4,805	6,250	30.1%
Total operating expenses	67,609	66,594	(1.5%)
Operating income	10,624	9,478	(10.8%)
Foreign currency exchange gain /(loss) on senior secured bonds	2,360	(2,250)	n/a
Unrealized (loss) / gain on non-designated derivative instruments	(5,154)	2,937	n/a
Interest expense	(12,017)	(12,246)	1.9%
Interest income	293	303	3.4%
Loss before income taxes and share of result of equity accounted joint venture	(3,894)	(1,778)	54.3%
Income taxes	33	(47)	n/a
Share of result of equity accounted joint venture	(38)	(879)	n/a
Net loss	(3,899)	(2,704)	30.6%
Net income attributable to non-controlling interest	—	(99)	—
Net loss attributable to stockholders of Navigator Holdings Ltd.	$(3,899)	$(2,803)	28.1%

Operating Revenue. Operating revenue net of address commission, decreased by $2.2 million or 2.8% to $76.1 million for three months ended December 31, 2019, from $78.2 million for the three months ended December 31, 2018. This decrease was primarily due to:

•	a decrease in operating revenue of approximately $3.3 million primarily attributable to a decrease in pass through voyage costs, as the number and duration of voyage charters during the three months ended December 31, 2019 decreased, compared to the three months ended December 31, 2018;
•	a decrease in operating revenue of approximately $1.1 million attributable to a decrease in vessel available days of 60 days or 1.7% for the three months ended December 31, 2019 due to an increase in the number and duration of vessel drydocks when the vessels are unavailable for charter, compared to the three months ended December 31, 2018;
•	a decrease in operating revenue of approximately $2.1 million attributable to an decrease in average monthly time charter equivalent rates, which decreased to an average of approximately $614,523 per vessel per calendar month ($20,204 per day) for the three months ended December 31, 2019, compared to an average of approximately $636,333 per vessel per calendar month ($20,920 per day) for the three months ended December 31, 2018; and
•	an increase in operating revenue of approximately $4.3 million attributable to an increase in fleet utilization from 86.3% for the three months ended December 31, 2018 to 92.7% for the three months ended December 31, 2019.

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The following table presents selected operating data for the three months ended December 31, 2018 and 2019, which we believe are useful in understanding the basis for movements in operating revenue:

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,496	3,496
Available days	3,476	3,416
Operating days	3,000	3,165
Fleet utilization	86.3%	92.7%
Average daily time charter equivalent rate (*)	$20,920	$20,204

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”), rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended December 31, 2018	Three Months Ended December 31, 2019
Fleet Data:
Operating revenue	78,233	76,072
Voyage expenses	15,476	12,129
Operating revenue less Voyage expenses	62,757	63,943
Operating days	3,000	3,165
Average daily time charter equivalent rate	$20,920	$20,204

 Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.0% of revenue, decreased by 12.6% to $1.2 million for the three months ended December 31, 2019, from $1.3 million for the three months ended December 31, 2018 due to a decrease in operating revenue on which brokerage commissions are based and an overall reduction in the brokerage commissions charged.

Voyage Expenses. Voyage expenses decreased by 21.6% to $12.1 million for three months ended December 31, 2019, from $15.5 million for the three months ended December 31, 2018. This was primarily due to a decrease in the number and duration of voyage charters undertaken during the three months ended December 31, 2019, compared to the three months ended December 31, 2018, with these decreased voyage costs being pass through costs, corresponding to a decrease in operating revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 2.4% to $27.7 million for the year three months December 31, 2019, from $27.1 million for the three months ended December 31, 2018. Average daily vessel operating expenses increased by $183 per vessel per day, or 2.4%, to $7,933 per vessel per day for the three months ended December 31, 2019, compared to $7,750 per vessel per day for the three months ended December 31, 2018.

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Depreciation and Amortization. Depreciation and amortization expense increased by 2.2% to $19.3 million for the three months ended December 31, 2019, from $18.9 million for the three months ended December 31, 2018. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.2 million and $1.8 million for the three months ended December 31, 2019 and 2018 respectively.

General and Administrative Costs. General and administrative costs increased by $1.4 million or 30.1% to $6.3 million for the three months ended December 31, 2019, from $4.8 million for the three months ended December 31, 2018. The increase in general and administrative costs was primarily due to an increase in the number of employees during the three months ended December 31, 2019, compared to the three months ended December 31, 2018, to enable us to provide in-house technical management for an increasing number of our vessels; legal and professional fees and a provision for doubtful debts against outstanding accounts receivable.

Non-operating Results

Foreign currency exchange gain on senior secured bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2019. The foreign currency exchange loss of $2.3 million for the three months ended December 31, 2019 was as a result of the Norwegian Kroner continuing to weaken against the U.S. dollar.

Unrealized loss on non-designated derivative instruments. The unrealized gain on non-designated derivative instruments of $2.9 million relates to the fair value movement in our cross-currency interest rate swap for the three months ended December 31, 2019. The unrealized loss on this swap for the period from inception on November 2, 2018 to December 31, 2018 was $5.2 million.

Interest Expense. Interest expense increased by $0.2 million, or 1.9%, to $12.2 million for the three months ended December 31, 2019, from $12.0 million for the three months ended December 31, 2018.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended December 31, 2019, we accrued taxes of $47,000 compared to a release of accrued taxes of $33,000 for the three months ended December 31, 2018.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was an expense of $0.9 million for the three months ended December 31, 2019, principally relating to start-up costs, as the terminal undertook its first loading in December 2019.

Non-Controlling Interest. We have entered into various sale and leaseback arrangements with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution is presented as the non-controlling interest in our financial results.

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Results of Operations for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

The following table compares our operating results for the years ended December 31, 2018 and 2019:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Percentage Change
	(in thousands, except percentages)
Operating revenue	$310,046	$301,385	(2.8%)
Operating expenses:
Brokerage commissions	5,142	4,938	(4.0%)
Voyage expenses	61,634	55,310	(10.3%)
Vessel operating expenses	106,719	111,475	4.5%
Depreciation and amortization	76,140	76,173	0.0%
General and administrative costs	18,931	20,878	10.3%
Total operating expenses	$268,566	$268,774	0.1%
Operating income	$41,480	$32,611	(21.4%)
Foreign currency exchange gain on senior secured bonds	2,360	969	(58.9%)
Unrealized loss on non-designated derivative instruments	(5,154)	(615)	(88.1%)
Interest expense	(44,908)	(49,014)	9.1%
Interest income	854	920	7.7%
Loss before income taxes and share of result of equity accounted joint venture	$(5,368)	$(15,129)	(181.8%)
Income taxes	(333)	(352)	(5.7%)
Share of result of equity accounted joint venture	(38)	(1,126)	(2,863.2%)
Net loss	$(5,739)	$(16,607)	(189.4%)
Net income attributable to non-controlling interest	—	(99)	—
Net loss attributable to stockholders of Navigator Holdings Ltd.	$(5,739)	$(16,706)	(191.1%)

Operating Revenue. Operating revenue net of address commission, decreased by $8.7 million or 2.8% to $301.4 million for the year ended December 31, 2019, from $310.0 million for the year ended December 31, 2018. This decrease was primarily due to:

•	a decrease in operating revenue of approximately $6.1 million attributable to a decrease in fleet utilization from 89.0% for the year ended December 31, 2018 to 86.8% for the year ended December 31, 2019, primarily due to the weak LPG and petrochemical markets;
•	a decrease in operating revenue of approximately $6.3 million primarily attributable to a decrease in pass through voyage costs, as the number and duration of voyage charters during the year ended December 31, 2019 decreased, compared to the year ended December 31, 2018;
•	a decrease in operating revenue of approximately $2.9 million attributable to a decrease in vessel available days of 159 days or 1.2% for the year ended December 31, 2019 due to an increase in the number and duration of vessel drydocks when the vessels are unavailable for charter, compared to the year ended December 31, 2018; and
•	an increase in operating revenue of approximately $6.6 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $633,584 per vessel per calendar month ($20,831 per day) for the year ended December 31, 2019, compared to an average of approximately $616,965 per vessel per calendar month ($20,284 per day) for the year ended December 31, 2018.

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The following table presents selected operating data for the years ended December 31, 2018 and 2019, which we believe are useful in understanding the basis for movements in operating revenue:

	Year Ended December 31, 2018	Year Ended December 31, 2019
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	13,870	13,870
Available days	13,767	13,608
Operating days	12,247	11,813
Fleet utilization	89.0%	86.8%
Average daily time charter equivalent rate	$20,284	$20,831

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year Ended December 31, 2018	Year Ended December 31, 2019
Fleet Data:
Operating revenue	310,046	301,385
Voyage expenses	61,634	55,310
Operating revenue less Voyage expenses	248,412	246,075
Operating days	12,247	11,813
Average daily time charter equivalent rate	$20,284	$20,831

 Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.0% of revenue, decreased by 4.0% to $4.9 million for the year ended December 31, 2019, from $5.1 million for the year ended December 31, 2018. This was primarily due to a decrease in operating revenue on which brokerage commissions are based and a change in the mix of charters between time and voyage charters. Generally, time charters command a lower brokerage commission percentage than voyage charters.

Voyage Expenses. Voyage expenses decreased by 10.3% to $55.3 million for year ended December 31, 2019, from $61.6 million for the year ended December 31, 2018. This was primarily due to a decrease in the number and duration of voyage charters undertaken during the year ended December 31, 2019, compared to the year ended December 31, 2018, with these decreased voyage costs being pass through costs, corresponding to a decrease in operating revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 4.5% to $111.5 million for the year ended December 31, 2019, from $106.7 million for the year ended December 31, 2018. Average daily vessel operating expenses increased by $343 per vessel per day, or 4.5%, to $8,037 per vessel per day for the year ended December 31, 2019, compared to $7,694 per vessel per day for the year ended December 31, 2018.

Depreciation and Amortization. Depreciation and amortization expense increased by 0.1% to $76.2 million for the year ended December 31, 2019, from $76.1 million for the year ended December 31, 2018. Depreciation and amortization expense included amortization of capitalized drydocking costs of $7.9 million for the years ended December 31, 2019 and 2018.

General and Administrative Costs. General and administrative costs increased by $1.9 million or 10.3% to $20.9 million for the year ended December 31, 2019, from $18.9 million for the year ended December 31, 2018. The increase in general and administrative costs was primarily due to an increase in the number of employees during the year ended December 31, 2019, compared to the year ended December 31, 2018, to enable us to provide in-house technical management for an increasing number of our vessels; professional fees in relation to the recruitment of senior executives; and a provision for doubtful debts against outstanding revenue from our time charters with PDVSA.

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Non-operating Results

Foreign currency exchange gain on senior secured bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2019. The foreign currency exchange gain on translation decreased by 58.9% to $1.0 million for the year ended December 31, 2019, from $2.4 million for the year ended December 31, 2018, as the Norwegian Kroner continued to weaken, but at a reduced level.

Unrealized loss on non-designated derivative instruments. The unrealized loss on non-designated derivative instruments of $0.6 million relates to the fair value movement in our cross-currency interest rate swap for the year ended December 31, 2019. The unrealized loss on this swap for the period from inception on November 2, 2018 to December 31, 2018 was $5.2 million.

Interest Expense. Interest expense increased by $4.1 million, or 9.1%, to $49.0 million for the year ended December 31, 2019, from $44.9 million for the year ended December 31, 2018. The increase was primarily due to a full 12 months interest on our 2018 Bonds for the year ended December 31, 2019, compared to two months interest for the year ended December 31, 2018, offset by a decrease in interest costs as a result of reductions in U.S. LIBOR. Interest expense is shown net of interest capitalized. Interest capitalized for the year ended December 31, 2019 of $4.5 million compared to $1.0 million for the year ended December 31, 2018, relates to interest on capital contributions paid to the Export Terminal Joint Venture.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19%, 17% and 35% in the United Kingdom, Poland and Singapore and Malta, respectively. For the year ended December 31, 2019, we incurred taxes of $351,518 compared to taxes for the year ended December 31, 2018 of $332,890.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was an expense of $1.1 million for the year ended December 31, 2019, principally relating to commissioning costs, compared to $0.04 million for the year ended December 31, 2018.

Non-Controlling Interest. We have entered into various sale and leaseback arrangements with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. Thus, the income attributable to the financial institution is presented as the non-controlling interest in our financial results.

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Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2018 and 2019:

	(in thousands)		(in thousands)
	Three months ended		Year ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Net income / (loss)	$(3,899)	$(2,803)	$(5,739)	$(16,607)
Net interest expense	11,724	11,943	44,054	48,094
Income taxes	(33)	47	333	352
Depreciation and amortization	18,884	19,303	76,140	76,173
EBITDA(1)	$26,676	$28,490	$114,788	$108,012
Foreign currency exchange gain on senior secured bonds	(2,360)	2,250	(2,360)	(969)
Unrealized loss on non-designated derivative instruments	5,154	(2,937)	5,154	615
Adjusted EBITDA(1)	$29,470	$27,803	$117,582	$107,658

1	EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and non-cash movements of our cross-currency interest rate swap and foreign exchange translation . Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), our most directly comparable financial measure calculated accordance with U.S. GAAP

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Our Fleet

The following table sets forth our vessels as of April 2, 2020:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Spot market	—
Navigator Neptune	2000	22,085	Time charter	October 2020
Navigator Pluto	2000	22,085	Time charter	April 2020
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Time charter	November 2020
Navigator Atlas	2014	21,000	Spot market	—
Navigator Europa	2014	21,000	Contract of affreightment	May 2020
Navigator Oberon	2014	21,000	Contract of affreightment	April 2020
Navigator Triton	2015	21,000	Spot market	—
Navigator Umbrio	2015	21,000	Spot market	—
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Spot market	—
Navigator Nova	2017	37,300	Time charter	June 2020
Navigator Prominence	2017	37,300	Time charter	October 2020

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	April 2020
Navigator Aries	2008	20,750	Time charter	April 2020
Navigator Capricorn	2008	20,750	Time charter	April 2020
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Spot market	—
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Spot market	—
Navigator Virgo	2009	20,750	Spot market	—
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	June 2021
Navigator Grace	2010	22,500	Time charter	May 2020
Navigator Galaxy	2011	22,500	Time charter	April 2020
Navigator Genesis	2011	22,500	Time charter	June 2020
Navigator Global	2011	22,500	Time charter	November 2020
Navigator Gusto	2011	22,500	Time charter	November 2020
Navigator Jorf	2017	38,000	Time charter	August 2027

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Conference Call Details:

On Friday, April 3, 2020, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until April 10, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com

New York:      650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

London:         10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

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Navigator Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2018	December 31, 2019
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$71,515	$66,130
Accounts receivable, net	17,033	24,462
Accrued income	4,731	5,598
Prepaid expenses and other current assets	16,043	17,670
Bunkers and lubricant oils	8,789	9,645
Insurance Receivable	14	2,939
Total current assets	118,125	126,444
Non-current assets
Vessels in operation, net	1,670,865	1,609,527
Property, plant and equipment, net	1,299	1,159
Investment in equity accounted joint venture	42,462	130,660
Right-of-use asset for operating leases	—	6,781
Total non-current assets	1,714,626	1,748,127
Total assets	$1,832,751	$1,874,571
Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$68,857	$64,703
Current portion of operating lease liabilities	—	1,178
Accounts payable	10,784	10,472
Accrued expenses and other liabilities	12,798	14,674
Accrued interest	4,613	4,424
Deferred income	8,342	13,922
Amounts due to related parties	—	451
Total current liabilities	105,394	109,824
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	599,676	578,676
Senior secured bond, net of deferred financing costs	68,378	67,503
Senior unsecured bond, net of deferred financing costs	99,039	98,513
Derivative liabilities	5,154	5,769
Operating lease liabilities, net of current portion	—	6,329
Amounts due to related parties	—	68,055
Total non-current liabilities	772,247	824,845
Total Liabilities	877,641	934,669
Commitments and contingencies (see note 15)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,826,644 shares issued and outstanding, (2018: 55,657,631)	557	558
Additional paid-in capital	590,508	592,010
Accumulated other comprehensive loss	(363)	(331)
Retained earnings	364,408	347,566
Total stockholders’ equity	955,110	939,803
Non-controlling interest	—	99
Total Equity	955,110	939,902
Total liabilities and stockholders’ equity	$1,832,751	$1,874,571

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Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Income

  (Unaudited)

	Three months ended December 31, (in thousands except share data)		Year ended December 31, (in thousands except share data)
	2018	2019	2018	2019
Revenues
Operating revenue	$78,233	$76,072	$310,046	$301,385
Expenses
Brokerage commissions	1,349	1,179	5,142	4,938
Voyage expenses	15,476	12,129	61,634	55,310
Vessel operating expenses	27,095	27,733	106,719	111,475
Depreciation and amortization	18,884	19,303	76,140	76,173
General and administrative costs	4,805	6,250	18,931	20,878
Total operating expenses	67,609	66,594	268,566	268,774
Operating income	10,624	9,478	41,480	32,611
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	2,360	(2,250)	2,360	969
Unrealized (loss)/gain on non-designated derivative instruments	(5,154)	2,937	(5,154)	(615)
Interest expense	(12,017)	(12,246)	(44,908)	(49,014)
Interest income	293	303	854	920
Income/(loss) before income taxes	(3,894)	(1,778)	(5,368)	(15,129)
Income taxes	33	(47)	(333)	(352)
Share of result of equity accounted joint venture	(38)	(879)	(38)	(1,126)
Net loss	(3,899)	(2,704)	(5,739)	(16,607)
Net income attributable to non-controlling interest	—	(99)	—	(99)
Net loss	$(3,899)	$(2,803)	(5,739)	(16,706)
Earnings/loss per share:
Basic and diluted:	$(0.07)	$(0.05)	$(0.10)	$(0.30)
Weighted average number of shares outstanding:
Basic and diluted:	55,655,357	55,826,644	55,629,023	55,792,711

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Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(in thousands, except share data)

	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling interest	Total
January 1, 2017	55,436,087	$554	$588,024	$(287)	$368,189	$—	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	—	1
Net income	—	—	—	—	5,310	—	5,310
Foreign currency translation	—	—	—	10	—	—	10
Share-based compensation plan	—	—	1,412	—	—	—	1,412
December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$—	$963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	—	(3,352)
Forfeited shares - 2013 long-term equity incentive plan	(3,673)	—	—	—	—	—	—
Restricted shares issued March 20, 2018	131,542	2	—	—	—	—	2
Net income	—	—	—	—	(5,739)	—	(5,739)
Foreign currency translation	—	—	—	(86)	—	—	(86)
Share-based compensation plan	—	—	1,072	—	—	—	1,072
December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new lease standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Restricted shares cancelled August 14, 2019	(5,425)	—	—	—	—	—	—
Net income	—	—	—	—	(16,706)	99	(16,607)
Foreign currency translation	—	—	—	32	—	—	32
Share-based compensation plan	—	—	1,502	—	—	—	1,502
December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902

15

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2018 (in thousands)	Year ended December 31, 2019 (in thousands)
Cash flows from operating activities
Net income/(loss)	$(5,739)	$(16,607)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	5,154	615
Depreciation and amortization	76,140	76,173
Payment of drydocking costs	(5,796)	(11,523)
Amortization of share-based compensation	1,074	1,503
Amortization of deferred financing costs	2,292	4,618
Share of result of equity accounted affiliates	38	1,126
Insurance claim debtor	(642)	(5,107)
Unrealized foreign exchange gain on senior secured bonds	(2,360)	(969)
Other unrealized foreign exchange gain/(loss)	(12)	239
Changes in operating assets and liabilities
Accounts receivable	(2,144)	(7,429)
Bunkers and lubricant oils	(781)	(856)
Prepaid expenses and other current assets	2,629	45
Accounts payable, accrued interest and accrued expenses and other liabilities	7,664	7,872
Net cash provided by operating activities	77,517	49,700
Cash flows from investing activities
Payment to acquire vessels	(648)	(2,910)
Investment in equity accounted joint venture	(42,500)	(89,324)
Purchase of other property, plant and equipment	(182)	(357)
Insurance recoveries	1,003	2,182
Net cash used in investing activities	(42,327)	(90,409)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	21,900	162,000
Proceeds from refinancing of vessel to related parties	—	68,657
Issuance of senior secured bonds	71,697	—
Issuance cost of senior secured bonds	(991)	(136)
Issuance costs of unsecured bond amendment	—	(1,308)
Issuance cost of refinancing of vessel	—	(156)
Direct financing cost of secured term loan and revolving credit facilities	(38)	(1,448)
Direct financing cost of terminal credit facility	—	(2,833)
Repayment of secured term loan and revolving credit facilities	(118,352)	(189,001)
Repayment of refinancing of vessel to related parties	—	(451)
Net cash provided by/(used in) financing activities	(25,784)	35,324
Net (decrease)/increase in cash, cash equivalents and restricted cash	9,406	(5,385)
Cash, cash equivalents and restricted cash at beginning of year	62,109	71,515
Cash, cash equivalents and restricted cash at end of year	$71,515	$66,130

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IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended December 31, 2019 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “foresee,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	the completion of the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019 and other developments that may arise between now and the disclosure of the final results;
•	future operating or financial results;
•	pending acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	our ability to continue to comply with all our debt covenants;
•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•	global epidemics or other health crises such as the recent outbreak of COVID-19;
•	estimated future capital expenditures needed to preserve our capital base;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;
•	our continued ability to enter into long-term, fixed-rate time charters with our customers;
•	the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Three of our vessels were named in a March 2019 U.S. Department of Treasury’s Office of Foreign Assets Control Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes that may have ultimately been destined for Syria;
•	potential liability from future litigation;
•	our expectations relating to the payment of dividends;
•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;
•	our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture with Enterprise Products Partners L.P.; and
•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

17